EXHIBIT 21

SUBSIDIARIES

Wholly-Owned, Controlled Subsidiaries:
1.	The Marketing Group, Inc, a Tennessee corporation
2.	Debut Broadcasting Mississippi, Inc., a Mississippi corporation
3.	Debut Network Solutions., a Tennessee corporation
4.	Delta Broadcast Technical Services., a Tennessee corporation